Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-80409


                               FACTUAL DATA CORP.

                        1,912,451 SHARES OF COMMON STOCK

The 1,912,451 shares of Factual Data Corp.'s common stock covered by this prospectus are all being offered for the account of selling shareholders. We sold the shares to the selling shareholders in late March and April 1999, in two private placements described under "Selling Shareholders."

The selling shareholders may sell the shares from time to time on the over-the-counter market in regular broker transactions, in transactions directly with market makers or in privately-negotiated transactions. We will not receive any proceeds from the sale of shares.

Our common stock trades on the Nasdaq SmallCap Market under the symbol FDCC.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 3 BEFORE PURCHASING ANY OF THE SHARES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                  The date of this prospectus is July 1, 1999

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's web site at HTTP://WWW.SEC.GOV.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference some of the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-80409). The documents we incorporate by reference are:

     -    Our Annual Report on Form 10-KSB for the year ended December 31, 1998.

     -    Our  Quarterly  Report on Form 10-QSB for the quarter  ended March 31,
          1999.

     - Our Current Reports on Form 8-K describing three of our most recent acquisitions filed April 12, 1999 (2) and May 18, 1999 (1).

     - The description of our common stock which is contained in Items 1 and 2 of our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on May 5, 1998.

     - All documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered hereby.

                           HOW TO REQUEST INFORMATION

We will provide at no cost to each person, including any beneficial owner, to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents we incorporate by reference, other than exhibits to such documents. Requests should be directed to Factual Data Corp., 5200 Hahns Peak Drive, Loveland, Colorado 80538, (970) 663-5700,
Attention: Investor Relations.

                            ABOUT FACTUAL DATA CORP.

Factual Data Corp. is an information services provider to the mortgage and consumer lending industries, employers, landlords, and other business customers located throughout the United States. We specialize in preparing mortgage credit reports ("MCRs") that we format and customize for each mortgage lender's requirements then and transmit to lenders via modem, network or facsimile. We market our services nationally through 49 combined locations, including our own offices and through our franchisees and licensees. Our franchisees and licensees are collectively referred to as "System Affiliates." We are implementing a consolidation plan in the mortgage credit report industry. Our initial public offering took place in May 1998 and our common stock and warrants trade on the Nasdaq SmallCap Market under the symbols FDCC and FDCCW.

Credit data provided directly from the three national major credit repositories, Equifax, Inc., Experian, Inc., and TransUnion Corporation, is often inconsistent, is not presented in a customized or consolidated format, and may be relatively difficult to interpret. As such, our services are valuable to the lending industry since MCR users can obtain credit reports from us which contain verified credit information upon which such lenders can readily rely and users can more easily interpret the credit data since we format and customize such data.

Through the expertise we have developed in mortgage credit reporting, we recently expanded our services to include employment screening services and tenant screening services. Our MCR and other products and services are fully automated, thereby allowing us to deliver our reports very quickly to our customers' computers.

We were incorporated in Colorado in 1985. Our executive offices are located at 5200 Hahns Peak Drive, Loveland, Colorado 80538. Our telephone number is (970) 663-5700. We maintain a site on the World Wide Web at HTTP://WWW.FACTUALDATA.COM. However, the information on our web site is not part of this prospectus.

                                  RISK FACTORS

To inform investors of our future plans and objectives, this prospectus (and other reports and statements issued by us and our officers from time to time) contain certain statements concerning our future performance, intentions, objectives, plans and expectations that are or may be deemed to be "forward-looking statements." Our ability to do this has been fostered by the Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information so long as those statements are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. We believe it is in the best interest of investors that we take advantage of the "safe harbor" provisions of the Reform Act.

The forward-looking statements included herein and in our other reports are based on expectations that involve a number of risks and uncertainties that might adversely affect our operating results in the future in a material way. Such risks and uncertainties include but are not limited to the following:

A DECREASE IN DEMAND FOR MORTGAGE CREDIT REPORTS WILL LIKELY DECREASE OUR EARNINGS.

Our primary service is our mortgage credit report ("MCR"). The use of this service is driven largely by consumer demand for credit for new home mortgages and refinancings and, to a lesser extent, lenders' efforts to develop new, and monitor existing, credit relationships. Consumer demand for mortgage credit tends to vary due to interest rate fluctuations and general economic conditions. We have found that MCR demand tends to increase during periods of economic expansion or when interest rates are declining. Our expenses consist largely of labor, repository and communication charges, and our ability to quickly control these costs is critical if the demand for MCRs slackens. Also, our lack of significant diversification in other services hinders our ability to withstand the negative impact of a downturn in demand for MCRs.

OUR CONSOLIDATION PLAN INCLUDES OPERATIONAL AND FINANCIAL RISKS WHICH MAY NEGATIVELY AFFECT OUR EARNINGS.

In mid-1998, we implemented a consolidation plan to acquire certain of our System Affiliates and competitors engaged in providing MCR services that either complement or will expand our business. This plan involves a number of risks including:

     -    ability to retain acquired customers

     -    diversion of management time

     -    use of our financial resources in reviewing acquisition candidates

     -    operational assimilation of the acquired companies

     -    amortization charges of acquired intangible assets

There are over 30 System Affiliates that have exclusive territory rights which expire at various times through the year 2005. We cannot compete or license others in those areas. We will be required to purchase a System Affiliate, or wait until the expiration of the applicable agreement with the System Affiliate, before expanding into, or acquiring a competitor in, the same territory. The success of our consolidation plan, both long-term and short-term, remains unknown.

WE MAY BE UNABLE TO MANAGE OUR RECENT AND CONTINUED GROWTH, WHICH COULD NEGATIVELY AFFECT OUR EARNINGS.

Since mid-1998 we have made 20 acquisitions and our employees have grown from about 37 to over 250. Our ability to manage these acquisitions, our new employees and the increased business activity while continuing to make additional acquisitions is critical to our success. Also critical is our ability to:

     -    attract and keep mid-level employees and managers

     -    implement internal cost controls, operating policies and procedures

     -    implement our sales and marketing techniques

WE MAY NOT BE SUCCESSFUL IN IMPLEMENTING OUR BUSINESS STRATEGY DUE TO THE SIGNIFICANT COMPETITION WE FACE.

The MCR industry is highly fragmented. We believe there are approximately 1,400 competitors in the United States providing MCR services. We face both direct and indirect competition for our services. There are large numbers of companies engaged in the sale of one or more of the services we offer. A significant number of these competitors are small companies operating on a local or regional basis, while some are large companies operating on a national scale. Several large companies have far greater financial resources than we do, including CBC Companies, Inc., Equifax Credit Information Services, Inc., The First American Financial Corp. and Trans Union Corporation. We face intense competition in MCR services from these entities, and as to our other services, from companies engaged in employment and tenant application verification activities.

SIGNIFICANT   GOVERNMENTAL   REGULATION,   PRIVACY   ISSUES   AND  OTHER   LEGAL
CONSIDERATIONS INCREASE OUR OPERATING COSTS.

Our business involves collecting consumer and business credit data and other information and distributing this information to lenders and businesses making credit and other decisions. Concerns about individual privacy and the collection, distribution and use of information about individuals have led to substantial governmental regulation of the credit reporting industry. The industry is regulated under the federal Fair Credit Reporting Act and by legislation in many states. The industry has recently been subject to increased legislative attention. There can be no assurance that pending or additional federal or state consumer-oriented legislation will not significantly limit demand for, or increase the costs of, our services. Under general legal concepts and, in some instances, under specific federal and state statutes, we could be held liable to customers or to the subjects of credit reports prepared by us for inaccurate information or misuse of information. No assurance can be given that we can successfully defend any claims made against us, that insurance will cover these claims or that uninsured losses from these claims might arise, thereby negatively impacting our operations and financial condition.

WE ARE DEPENDENT UPON THE SERVICES OF OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER.

We are highly dependent on the services of our President and Chief Executive Officer, Jerald H. Donnan, who is subject to an employment agreement which expires on July 1, 2001. To the extent that Mr. Donnan's services become unavailable, we may not be able to promote existing personnel or employ qualified persons on favorable terms. We own a $1 million Key Man term life insurance policy on the life of Mr. Donnan.

OUR RESELLER AGREEMENTS CAN BE CANCELLED ON SHORT NOTICE AND THEY EXPOSE US TO CLAIMS OR LIABILITIES FROM THE USE OF INACCURATE INFORMATION.

We do not maintain our own consumer credit database. Instead, we obtain consumer credit data from large, national credit repositories such as Experian, Inc., TransUnion Corporation and Equifax, Inc. under reseller agreements with these entities. Generally, the reseller agreements are terminable without cause by either party within a short period of time upon written notice. Also, the agreements can be terminated if we were to use the information in violation of the Fair Credit Reporting Act or other applicable laws, or in violation of the reseller agreement. The reseller agreements typically do not provide any warranties as to the accuracy or correctness of the information contained in the databases maintained by credit repositories, and further provide that we will hold the repositories harmless and indemnify them from claims or liabilities arising from the use of inaccurate information contained in the databases.

OUR SUCCESS PARTLY DEPENDS UPON OUR ABILITY TO PROTECT OUR TECHNOLOGY FROM MISAPPROPRIATION OR INFRINGEMENT.

We rely on a combination of trademark, servicemark, copyright, trade secret and contract protection to establish and protect our proprietary rights in our services and technology. Because there is little in the design, development or delivery of our services that is protectable under law, competitors can replicate our services. We generally enter into confidentiality agreements with customers and limit access to and distribution of our proprietary information. These steps may not be adequate to deter misappropriation or infringement of our proprietary technologies and costly litigation may ensue. Although we believe that our intellectual property and technologies do not infringe any proprietary rights of others, third parties may assert claims of infringement in the future.

WE MAY NOT BE ABLE TO MEET THE AUTOMATED LEVEL OF PERFORMANCE REQUIRED BY SOME OF OUR LARGER CUSTOMERS.

The Federal National Mortgage Association and The Federal Home Loan Mortgage Corporation provide a secondary market for residential mortgages. Both entities require that any mortgage purchased be supported by a credit report on the mortgagee and be prepared by an entity, such as us, independent from the lender. We are aware that these and other entities are increasingly using "automated" credit reporting techniques that require credit report providers to render almost instantaneous responses, often within 60 seconds or less. We may not be able to continue to provide the level of performance required by these or other large institutional lenders. Additionally, we may not be able to match the level of technological service provided, or developed in the future, by competitors.

A LOSS OF OPERATIONS IN OUR DATA CENTER COULD NEGATIVELY IMPACT OUR EARNINGS.

Our operations depend on our ability to protect our data center against damage from fire, power loss, telecommunications failure, natural disasters or similar events. We moved into a new facility in Loveland, Colorado in April 1998, that is outfitted with backup power and duplicate telecommunication facilities; nonetheless, in the event we experience a natural disaster, hardware or software malfunction or other interruption of our data center operations, our business could be hurt. Extended interruptions in our services could be particularly detrimental, and our insurance may not be adequate to compensate us for resulting losses that may occur.

IF OUR COMPUTER SYSTEMS, OR THE COMPUTER SYSTEMS OF OUR SUPPLIERS AND CUSTOMERS ARE NOT YEAR 2000 COMPLIANT, OUR FINANCIAL CONDITION AND BUSINESS MAY BE ADVERSELY AFFECTED.

We face a serious business issue because many computer programs use only two digits to identify a year in a date field. We have reviewed our products and key financial operational systems, and where required, have developed plans to ensure that our products and computer systems continue to function properly. If we fail to develop the necessary plans for our computer systems to continue to function properly, our business, financial condition and results of operations may be seriously affected. The Year 2000 date issue could also negatively impact our financial condition and business if our suppliers, customers and other businesses fail to address this issue successfully.

IMPEDIMENTS TO TAKEOVER ATTEMPTS AND REMOVAL OF DIRECTORS MAY DEPRESS THE PRICE OF OUR COMMON STOCK.

Our Articles of Incorporation and Bylaws contain provisions that may discourage or make it more difficult for a third party to acquire us. These provisions include:

     - the ability of our Board of Directors to issue authorized but unissued common and preferred stock without action by our shareholders, although issuances are subject to approval by the majority of our independent directors;

     - the election of directors for three-year terms, with approximately one-third of the Board of Directors standing for election each year;

     - limitations on alteration of the staggered board provisions and the ability of shareholders to remove directors; and

     - the affirmative vote of the holders of at least two-thirds of our capital stock entitled to vote to approve a merger, dissolution or sale of all or substantially all of our assets.

WE INTEND NOT TO DECLARE DIVIDENDS.

We have not declared nor paid, and we intend not to declare or pay, any cash or other dividends in the foreseeable future. Earnings, if any, will be retained to finance our operations and growth.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE ADVERSELY AFFECTED DUE TO OUTSTANDING OPTIONS AND WARRANTS THAT MAY HAVE EXERCISE PRICES LESS THAN THE MARKET PRICE OF OUR STOCK.

We have reserved 1,380,000 shares of common stock for issuance on exercise of warrants issued in our initial public offering and 200,000 shares of common stock for issuance on exercise of options under our 1997 Stock Incentive Plan. The representative of the underwriters in our initial public offering holds options to purchase 120,000 shares of common stock and warrants to purchase 120,000 shares of common stock. Our agent in our March and April 1999 private placements earned warrants to purchase 55,641 shares of common stock. Option prices range from $5.50 to $9.15 per share. During the terms of the warrants and the options, the holders have the opportunity to profit from a rise in the market price of our common stock, and their exercise may dilute the ownership interest of existing shareholders. Additionally, immediate resale of the underlying shares may have a depressive effect on the market in our common stock.

REGISTRATION RIGHTS HELD BY OTHERS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

In addition to the above, we granted registration rights in connection with two of our acquisitions. Shares registerable in these transactions have been registered, or may be registered, in other registration statements. The holders ability to sell these approximately 350,000 shares constitute market overhang and could depress the market price of our common stock.

                                USE OF PROCEEDS

The selling shareholders will receive all of the net proceeds from the sale of the shares; accordingly, we will not receive any proceeds from sales of the shares.

                              SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock by each selling shareholder. All information contained in the table below is based upon beneficial ownership as of June 30, 1999.

The selling shareholders acquired the shares in connection with our private placements in late March and April 1999. Pursuant to these placements, we agreed to register all of the shares included in this prospectus in order to permit the selling shareholders to sell the shares from time to time in the public market or in privately-negotiated transactions. We have agreed to prepare and file any amendments and supplements as may be necessary to keep the registration of the shares effective until the earlier of (i) two years following the date of the prospectus; or (ii) the date on which all of the shares have been sold. We have also agreed to pay for all expenses of this offering other than underwriting discounts and commissions and brokerage commissions and fees.

This table assumes that all shares owned by the selling shareholders are being sold. The selling shareholders may offer and sell less than the number of shares indicated. The selling shareholders are not making any representation that any shares will or will not be offered for sale.



                             Shares Beneficially Owned                             Shares
Name and Address              Prior to the Offering       Shares Offered      Beneficially Owned
of Selling Shareholder(1)     Number           Percent        Hereby          After the Offering
-------------------------     ------           -------    -------------       ------------------

Continental Illinois
 Venture Corporation
231 South LaSalle Street 7L
Chicago, Illinois 60697      1,112,829           20.3       1,112,829                -0-

BCI Growth V, L.P
c/o BCI Advisors, Inc
Glenpointe Centre West
Teaneck, New Jersey 07666      545,286            9.9         545,286                -0-

BCI Investors, LLC
c/o BCI Advisors, Inc.
Glenpointe Centre West
Teaneck, New Jersey 07666       11,128            nil          11,128                -0-





Marshall Financial
 Partners, L.P.
c/o Marshall Ventures, LLC
903 N. Third Street
Suite 300
Minneapolis, Minnesota 55401   185,471            3.4         185,471                -0-

William D. Dallas
2150 N. First Street
Suite 600
San Jose, California  95131     51,963             .9          51,963                -0-

John P. Fitzgerald
Hogan & Hartson L.L.P.
1200 17th Street
Suite 1500
Denver, Colorado 80202-5835       5,774           nil           5,774                -0-
---------------------------


          (1) Upon closing of our March 1999 private placement, Daniel G. Helle became a member of our Board of Directors. Mr. Helle is a managing director of Continental Illinois Venture Corporation ("CIVC"). Under an Investors Agreement our principal shareholders agreed to vote for at least one nominee of CIVC to our Board of Directors so long as CIVC owns at least 5% of our common stock as of the date of the private placement. Except as indicated, we are not aware of any material relationship between our Company and any selling shareholder within the past three years other than as a result of the ownership of the selling shareholder's shares.

                              PLAN OF DISTRIBUTION

The selling shareholders, together with their donees or transferees, or by their other successors in interest, may sell the shares in one or more transactions on The Nasdaq Stock Market, in special offerings, exchange distributions, secondary distributions, negotiated transactions, in settlement of short sales or a combination or such methods. They may sell at market prices prevailing at the time of sale, at prices related to the market price or at negotiated prices.

The selling shareholders may make such transactions by selling their shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders for whom they may act as agent (which compensation may be in excess of customary commissions). Broker-dealers purchasing shares from the selling shareholders for their own account may resell such securities pursuant to this prospectus.

The selling shareholders or any broker-dealers or other persons acting on their behalf may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act. As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer with the selling shareholders with respect to the offer or sale of the shares.

At the time that any particular offering of shares is made, to the extent required by the Securities Act, a prospectus supplement will be distributed setting forth the terms of the offering, including the aggregate number of shares being offered, the names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

We have advised the selling shareholders that during such time as they may be engaged in a distribution of the shares, they are required to comply with Regulation M under the Securities Exchange Act. With certain exceptions, Regulation M prohibits any selling shareholder, any affiliated purchasers and any other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

We have agreed with the selling shareholders to indemnify each other (and each other's controlling persons) against certain liabilities, including liabilities under the Securities Act.

It is possible that a significant number of shares could be sold at the same time. Such sales, or the perception that such sales could occur, may negatively affect prevailing market prices for the common stock.

                                 LEGAL MATTERS

The legality of the shares offered hereby will be passed upon for us by Jones & Keller, P.C., Denver, Colorado. Two members of that firm own an aggregate of 7,000 shares of our common stock.

                                    EXPERTS

Ehrhardt Keefe Steiner & Hottman PC, independent certified public accountants have audited our consolidated financial statements included in our Annual Report on Form 10-KSB for the year ended December 31, 1998, as set forth in their report, which is incorporated in this prospectus by reference. Our consolidated financial statements are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing. With respect to the unaudited interim consolidated financial information for the three months ended March 31, 1998 and 1999 included in Form 10-QSB, the independent certified public accountants have not audited or reviewed such consolidated financial information and have not expressed an opinion or any other form of assurance with respect to such consolidated financial information.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person makes such a statement you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the shares in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                               TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION...........................................1
INCORPORATION OF DOCUMENTS BY REFERENCE.......................................1
HOW TO REQUEST INFORMATION....................................................1
ABOUT FACTUAL DATA CORP.......................................................2
RISK FACTORS..................................................................3
USE OF PROCEEDS...............................................................8
SELLING SHAREHOLDERS..........................................................8
PLAN OF DISTRIBUTION.........................................................10
LEGAL MATTERS................................................................11
EXPERTS......................................................................11






                                  July 1, 1999